# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: flyExclusive, Inc. (f/k/a EG Acquisition Corp.), CIK 0001843973
CUSIP: 343928107
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2860 Jetport Road, Kinston, North Carolina (NC), 28504
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0001591141
Persons authorized to receive notices and communications: Gregg S. Hymowitz, 375 Park Avenue, 24th Floor, New York, New York (NY), 10152, 212-888-1040

## Reporting persons
- Gregg S. Hymowitz (CIK 0001591141): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 35,516,090; sole dispositive power 0; shared dispositive power 35,516,090; aggregate amount beneficially owned 35,516,090 (83.9% of the class)
  Comment: Amounts in rows 8, 10, and 11 consist of the shares held by the reporting persons as set forth below.
  
  Percentage in row 13 represented by the amount in row 11 is based on a denominator consisting of 31,184,738 shares of Class A Common Stock outstanding as of December 31, 2025 as reported by the Issuer in the Prospectus Supplement to that certain Prospectus dated June 30, 2025, as filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5) on January 9, 2026, as well as the warrants to purchase 4,902,190 shares of Class A Common Stock and the warrants to purchase 2,268,100 shares of Class A Common Stock beneficially owned by the Sponsor, and the warrants to purchase 4,000,000 shares of Class A Common Stock beneficially owned by EnTrust Emerald (Cayman) LP. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the public warrants to purchase Class A Common Stock, other than the public warrants held by the Reporting Persons.
- EG Sponsor LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 15,988,379; sole dispositive power 0; shared dispositive power 15,988,379; aggregate amount beneficially owned 15,988,379 (41.7% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of (i) 8,818,089 shares of Class A Common Stock held by EG Sponsor LLC ("Sponsor"), (ii) the warrants held by Sponsor to purchase 4,902,190 shares of Class A Common Stock, and (iii) the warrants held by Sponsor to purchase 2,268,100 shares of Class A Common Stock. EnTrust Global Partners Offshore LP is the managing member of the Sponsor and as such has voting and investment discretion with respect to the Class A Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership (along with EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC and Sponsor) of the Class A Common Stock held directly by the Sponsor. Gregg Hymowitz is the managing member of GH EP Holdings, LLC, which is the managing member of EnTrust Global LLC, which is the managing member of EnTrust Global Group LLC, which serves as the general partner of EnTrust Global Partners Offshore LP, and as a result, may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. An affiliate of GMF Capital has an approximately 50% membership interest in the Sponsor.
  
  Percentage in row 13 represented by amount in row 11 is based on a denominator consisting of 31,184,738 shares of Class A Common Stock outstanding as of December 31, 2025 as reported by the Issuer in the Prospectus Supplement to that certain Prospectus dated June 30, 2025, as filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5) on January 9, 2026, as well as the warrants to purchase 4,902,190 shares of Class A Common Stock and the warrants to purchase 2,268,100 shares of Class A Common Stock beneficially owned by the Sponsor. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the public warrants to purchase Class A Common Stock, other than the public warrants held by the Reporting Persons.
- EnTrust Global Partners Offshore LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 15,988,379; sole dispositive power 0; shared dispositive power 15,988,379; aggregate amount beneficially owned 15,988,379 (41.7% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of (i) 8,818,089 shares of Class A Common Stock held by Sponsor, (ii) the warrants held by Sponsor to purchase 4,902,190 shares of Class A Common Stock, and (iii) the warrants held by Sponsor to purchase 2,268,100 shares of Class A Common Stock. EnTrust Global Partners Offshore LP is the managing member of the Sponsor and as such has voting and investment discretion with respect to the Class A Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership (along with EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC and Sponsor) of the Class A Common Stock held directly by the Sponsor. Gregg Hymowitz is the managing member of GH EP Holdings, LLC, which is the managing member of EnTrust Global LLC, which is the managing member of EnTrust Global Group LLC, which serves as the general partner of EnTrust Global Partners Offshore LP, and as a result, may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. An affiliate of GMF Capital has an approximately 50% membership interest in the Sponsor.
  
  Percentage in row 13 represented by amount in row 11 is based on a denominator consisting of 31,184,738 shares of Class A Common Stock outstanding as of December 31, 2025 as reported by the Issuer in the Prospectus Supplement to that certain Prospectus dated June 30, 2025, as filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5) on January 9, 2026, as well as the warrants to purchase 4,902,190 shares of Class A Common Stock and the warrants to purchase 2,268,100 shares of Class A Common Stock beneficially owned by the Sponsor. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the public warrants to purchase Class A Common Stock, other than the public warrants held by the Reporting Persons.
- GH EP Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 15,988,379; sole dispositive power 0; shared dispositive power 15,988,379; aggregate amount beneficially owned 15,988,379 (41.7% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of (i) 8,818,089 shares of Class A Common Stock held by Sponsor, (ii) the warrants held by Sponsor to purchase 4,902,190 shares of Class A Common Stock, and (iii) the warrants held by Sponsor to purchase 2,268,100 shares of Class A Common Stock. EnTrust Global Partners Offshore LP is the managing member of the Sponsor and as such has voting and investment discretion with respect to the Class A Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership (along with EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC and Sponsor) of the Class A Common Stock held directly by the Sponsor. Gregg Hymowitz is the managing member of GH EP Holdings, LLC, which is the managing member of EnTrust Global LLC, which is the managing member of EnTrust Global Group LLC, which serves as the general partner of EnTrust Global Partners Offshore LP, and as a result, may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. An affiliate of GMF Capital has an approximately 50% membership interest in the Sponsor.
  
  Percentage in row 13 represented by amount in row 11 is based on a denominator consisting of 31,184,738 shares of Class A Common Stock outstanding as of December 31, 2025 as reported by the Issuer in the Prospectus Supplement to that certain Prospectus dated June 30, 2025, as filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5) on January 9, 2026, as well as the warrants to purchase 4,902,190 shares of Class A Common Stock and the warrants to purchase 2,268,100 shares of Class A Common Stock beneficially owned by the Sponsor. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the public warrants to purchase Class A Common Stock, other than the public warrants held by the Reporting Persons.
- EnTrust Global Group LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 15,988,379; sole dispositive power 0; shared dispositive power 15,988,379; aggregate amount beneficially owned 15,988,379 (41.7% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of (i) 8,818,089 shares of Class A Common Stock held by Sponsor, (ii) the warrants held by Sponsor to purchase 4,902,190 shares of Class A Common Stock, and (iii) the warrants held by Sponsor to purchase 2,268,100 shares of Class A Common Stock. EnTrust Global Partners Offshore LP is the managing member of the Sponsor and as such has voting and investment discretion with respect to the Class A Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership (along with EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC and Sponsor) of the Class A Common Stock held directly by the Sponsor. Gregg Hymowitz is the managing member of GH EP Holdings, LLC, which is the managing member of EnTrust Global LLC, which is the managing member of EnTrust Global Group LLC, which serves as the general partner of EnTrust Global Partners Offshore LP, and as a result, may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. An affiliate of GMF Capital has an approximately 50% membership interest in the Sponsor.
  
  Percentage in row 13 represented by amount in row 11 is based on a denominator consisting of 31,184,738 shares of Class A Common Stock outstanding as of December 31, 2025 as reported by the Issuer in the Prospectus Supplement to that certain Prospectus dated June 30, 2025, as filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5) on January 9, 2026, as well as the warrants to purchase 4,902,190 shares of Class A Common Stock and the warrants to purchase 2,268,100 shares of Class A Common Stock beneficially owned by the Sponsor. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the public warrants to purchase Class A Common Stock, other than the public warrants held by the Reporting Persons.
- EnTrust Global LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 15,988,379; sole dispositive power 0; shared dispositive power 15,988,379; aggregate amount beneficially owned 15,988,379 (41.7% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of (i) 8,818,089 shares of Class A Common Stock held by Sponsor, (ii) the warrants held by Sponsor to purchase 4,902,190 shares of Class A Common Stock, and (iii) the warrants held by Sponsor to purchase 2,268,100 shares of Class A Common Stock. EnTrust Global Partners Offshore LP is the managing member of the Sponsor and as such has voting and investment discretion with respect to the Class A Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership (along with EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC and Sponsor) of the Class A Common Stock held directly by the Sponsor. Gregg Hymowitz is the managing member of GH EP Holdings, LLC, which is the managing member of EnTrust Global LLC, which is the managing member of EnTrust Global Group LLC, which serves as the general partner of EnTrust Global Partners Offshore LP, and as a result, may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. An affiliate of GMF Capital has an approximately 50% membership interest in the Sponsor.
  
  Percentage in row 13 represented by amount in row 11 is based on a denominator consisting of 31,184,738 shares of Class A Common Stock outstanding as of December 31, 2025 as reported by the Issuer in the Prospectus Supplement to that certain Prospectus dated June 30, 2025, as filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5) on January 9, 2026, as well as the warrants to purchase 4,902,190 shares of Class A Common Stock and the warrants to purchase 2,268,100 shares of Class A Common Stock beneficially owned by the Sponsor. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the public warrants to purchase Class A Common Stock, other than the public warrants held by the Reporting Persons.
- EnTrust Emerald (Cayman) LP: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 16,718,807; sole dispositive power 0; shared dispositive power 16,718,807; aggregate amount beneficially owned 16,718,807 (47.5% of the class)
  Comment: Amounts in rows 8, 10, and 11 consist of (i) 12,718,807 shares of Class A Common Stock held by EnTrust Emerald (Cayman) LP and (ii) the warrants held by EnTrust Emerald (Cayman) LP to purchase 4,000,000 shares of Class A Common Stock. Gregg Hymowitz serves as the Founder and Chief Executive Officer of EnTrust Global, an affiliate of which, EnTrust Global Partners LLC, serves as the general partner of EnTrust Emerald (Cayman) LP, and may be deemed to be the beneficial owner of such shares held by EnTrust Emerald (Cayman) LP.
  
  Percentage in row 13 represented by amount in row 11 is based on a denominator consisting of 31,184,738 shares of Class A Common Stock outstanding as of December 31, 2025 as reported by the Issuer in the Prospectus Supplement to that certain Prospectus dated June 30, 2025, as filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5) on January 9, 2026, as well as the warrants to purchase 4,000,000 shares of Class A Common Stock beneficially owned by EnTrust Emerald (Cayman) LP. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the public warrants to purchase Class A Common Stock, other than the public warrants held by the Reporting Persons.
- ETG Omni LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,808,904; sole dispositive power 0; shared dispositive power 2,808,904; aggregate amount beneficially owned 2,808,904 (9% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of 2,808,904 shares of Class A Common Stock held by ETG Omni LLC. Gregg Hymowitz serves as the Founder and Chief Executive Officer of EnTrust Global, an affiliate of which, EnTrust Global Partners LLC, serves as the managing member of ETG Omni LLC, and may be deemed to be the beneficial owner of such shares held by ETG Omni LLC.
  
  Percentage in row 13 represented by amount in row 11 is based on a denominator consisting of 31,184,738 shares of Class A Common Stock outstanding as of December 31, 2025 as reported by the Issuer in the Prospectus Supplement to that certain Prospectus dated June 30, 2025, as filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5) on January 9, 2026. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the public warrants to purchase Class A Common Stock, other than the public warrants held by the Reporting Persons.
- EnTrust Global Partners LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 19,527,711; sole dispositive power 0; shared dispositive power 19,527,711; aggregate amount beneficially owned 19,527,711 (55.5% of the class)
  Comment: Amounts in rows 8, 10, and 11 consist of the shares described above for EnTrust Emerald (Cayman) LP and ETG Omni LLC.
  
  Percentage in row 13 represented by the amount in row 11 is based on a denominator consisting of 31,184,738 shares of Class A Common Stock outstanding as of December 31, 2025 as reported by the Issuer in the Prospectus Supplement to that certain Prospectus dated June 30, 2025, as filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5) on January 9, 2026, as well as the warrants to purchase 4,000,000 shares of Class A Common Stock beneficially owned by EnTrust Emerald (Cayman) LP. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the public warrants to purchase Class A Common Stock, other than the public warrants held by the Reporting Persons.
  
  Explanatory Note
  
  This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on July 30, 2025, as amended by Amendment No. 1 to the Schedule 13D (Amendment No. 1), filed on August 12, 2024, as amended by Amendment No. 2 to the Schedule 13D ("Amendment No. 2"), filed on March 25, 2025, as amended by Amendment No. 3 to the Schedule 13D ("Amendment No. 3"), filed on July 30, 2025 (together with Amendment No.1, Amendment No.2, and this Amendment No.4, the "Schedule 13D"). This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: flyExclusive, Inc. (f/k/a EG Acquisition Corp.)
Address of issuer's principal executive offices: 2860 Jetport Road, Kinston, North Carolina (NC), 28504

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Gregg Hymowitz beneficially owns 35,516,090 shares of Class A Common Stock (as determined and described above), which represent 83.9% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described above).

Sponsor, EnTrust Global Partners Offshore LP, EnTrust Global Group LLC, EnTrust Global LLC and GH EP Holdings LLC beneficially own 15,988,379 shares of Class A Common Stock (as determined and described above), which represent 41.7% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described above).

EnTrust Emerald (Cayman) LP beneficially owns 16,718,807 shares of Class A Common Stock (as determined and described above), which represent 47.5% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described above).

ETG Omni LLC beneficially owns 2,808,904 shares of Class A Common Stock (as determined and described above), which represent 9.0% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described above).

EnTrust Global Partners LLC beneficially owns 19,527,711 shares of Class A Common Stock (as determined and described above), which represent 55.5% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described above).
Number of shares as to which each person has sole or shared power to vote or dispose:
Gregg Hymowitz has shared power to vote and shared power to dispose of 35,516,090 shares of Class A Common Stock.

Sponsor, EnTrust Global Partners Offshore LP, EnTrust Global Group LLC, EnTrust Global LLC and GH EP Holdings LLC have shared power to vote and shared power to dispose of 15,988,379 shares of Class A Common Stock.

EnTrust Emerald (Cayman) LP has shared power to vote and shared power to dispose of 16,718,807 shares of Class A Common Stock.

ETG Omni LLC has shared power to vote and shared power to dispose of 2,808,904 shares of Class A Common Stock.

EnTrust Global Partners LLC has shared power to vote and shared power to dispose of 19,527,711 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: No transactions in the Issuer's capital stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above and Item 6 below.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is amended to add the following:

EnTrust Emerald (Cayman) LP and Sponsor held 20,408 and 9,329 shares of Series B Convertible Preferred Stock, par value $0.0001 per share, which had a stated value of $1,000. On December 31, 2025, the principal and accrued but unpaid interest and dividends automatically converted into shares of the Issuer's Class A Common Stock, at a conversion rate of $3.443441 per share (the "Conversion"). As a result of the Conversion, Entrust Emerald (Cayman) LP and Sponsor received 7,200,999 and 3,193,089 shares of the Issuer's Class A Common Stock on January 7, 2026.

## Signatures
- Gregg S. Hymowitz: /s/ Gregg S. Hymowitz, Gregg S. Hymowitz (01/28/2026)
- EG Sponsor LLC: /s/ Gregg S. Hymowitz, Gregg S. Hymowitz, Authorized Signatory (01/28/2026)
- EnTrust Global Partners Offshore LP: /s/ Gregg S. Hymowitz, Gregg S. Hymowitz, Authorized Signatory (01/28/2026)
- GH EP Holdings LLC: By Gregg S. Hymowitz, its managing member, /s/ Gregg S. Hymowitz, Gregg S. Hymowitz (01/28/2026)
- EnTrust Global Group LLC: By: EnTrust Global LLC, its managing member, by GH EP Holdings LLC, its managing member, by Gregg S. Hymowitz, its managing member, /s/ Gregg Hymowitz, Gregg S. Hymowitz (01/28/2026)
- EnTrust Global LLC: By: GH EP Holdings LLC, its managing member, by Gregg S. Hymowitz, its managing member, /s/ Gregg S. Hymowitz, Gregg S. Hymowitz (01/28/2026)
- EnTrust Emerald (Cayman) LP: By: EnTrust Global Partners LLC, as general partner, /s/ Gregg S. Hymowitz, Gregg S. Hymowitz, Authorized Signatory (01/28/2026)
- ETG Omni LLC: By: EnTrust Global Partners LLC, as manager, /s/ Gregg S. Hymowitz, Gregg S. Hymowitz, Authorized Signatory (01/28/2026)
- EnTrust Global Partners LLC: /s/ Gregg S. Hymowitz, Gregg S. Hymowitz, Authorized Signatory (01/28/2026)